Exhibit 99.6

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP DECLARES QUARTERLY CASH DIVIDEND OF CAD$0.005

VANCOUVER, British Columbia – November 14, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors has declared a quarterly dividend of CAD$0.005 per share (CAD$0.02 per share on an annual basis) to be paid on or before January 21, 2015, to shareholders of record at the close of business December 31, 2014. The dividends are considered eligible dividends for Canadian tax purposes.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca